

Mail Stop 3561

October 26, 2016

Via E-mail
John Wittkowske
Chief Financial Officer
Weyco Group, Inc.
333 W. Estabrook Boulevard, P. O. Box 1188
Milwaukee, WI 53201

> **Re: Weyco Group, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 10, 2016**
> **File No. 000-09068**

Dear Mr. Wittkowske:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Executive Compensation, page 59

Proxy Statement filed March 31, 2016, page 13

1.   We note that you provided Item 402 and other disclosure for your principal executive officer, your principal financial officer and one other named executive officer. Please tell us how you determined that no other executive officers as defined in Exchange Act Rule 3b-7 should be included. In this regard, we note several vice presidents who appear to be in charge of a principal business unit, division or function. For example, we note Judy Anderson, Vice President, Finance and Treasurer (Principal Accounting Officer) signed your Form 10-K. We also note your website identification of "William Combs, Vice President, Founder and Director of Product of BOGS and Rafters Brands."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining